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[KTI, INC. LETTERHEAD]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE


           KTI TO ACQUIRE FCR, INC., A NATIONAL WASTE PROCESSING FIRM

                          WITH 26 PLANTS IN 14 STATES.


               KEY BANK TO PROVIDE $150 MILLION ACQUISITION LINE.


        GUTTENBERG, N.J. (MAY 6, 1998) -- KTI, Inc. (Nasdaq: KTIE) announced today that it has signed a letter of intent to acquire all the outstanding stock of FCR, Inc., a national waste processing firm based in Charlotte, N.C. with 26 plants in 12 states organized around three business units: material recovery facilities, cellulose insulation manufacturing and plastic recycling plants. For the quarter ended March 31, 1998, FCR's three operating divisions generated $17,632,558 in revenue, $3,237,869 in EBITDA and $917,678 in net income. The company employs about 800 personnel. FCR's revenues are currently running at an annual rate of $100 million.

        The purchase price consists of (a) 1,714,285 shares of KTI stock; (b) $30 million in cash; and (c) an earn-out provision of up to $30 million in either cash or KTI stock with a floor price of $23 per share. The company and FCR are currently preparing definitive documentation for the transaction. The merger is contingent upon acquisition and delivery of such documentation, necessary stockholder approvals and other customary legal requirements.

        KTI also announced that Key Bank has agreed to provide an acquisition line of credit for $150 million.

        FCR's Recycling Division owns and/or operates 18 material recovery facilities located in 10 states, which receive, sort, process and market commingled materials under long-term contracts with municipalities and other authorities. In 1998, the division is projected to process over 650,000 tons of recyclables while KTI is expected to process some 500,000 tons in comparable recyclables, excluding KTI's waste to energy and wood chip plants and marketing divisions. During the past five years, FCR's recycling volume has had a compounded annual growth rate of over 45%.

        U.S. Fiber, Inc. FCR's Insulation Division, was created in May 1997 with the acquisition of cellulose insulation plants located in Rhonda, N.C. and Tampa, Fl. During 1997, U.S. Fiber acquired additional plants located in Delphos, Ohio and Portland, Ore. In January 1998, U.S. Fiber opened a newly constructed manufacturing plant in Phoenix, Ariz. and currently has a plant under construction in Dallas, Texas. These plants utilize waste paper as feedstock and manufacture cellulose insulation material for sale to the manufactured home industry and to insulation contractors.

        FCR's third operating division is FCR Plastics, which was created in September 1997 with the purchase of the assets of Resource Recycling, Inc., a reprocessor of post consumer and post


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                                                                    KTI, Inc.


industrial plastics in North Carolina. FCR Plastics has three plants processing over 50 million pounds of recycled plastics a year. KTI currently operates a plastics trading and brokerage operation, which is located in Annapolis, Md., and handles over 40 million pounds of recycled plastics a year.

        In announcing the acquisition, Martin Sergi, president of KTI, said, "The acquisition of FCR expands KTI's geographic reach and diversification and builds on its integration objectives. This nearly doubles the size of our company and also adds significant recycling assets. Through its U.S. Fiber and FCR Plastics divisions, FCR provides further downside protection against price volatility often associated with recycled materials. KTI is now poised to provide waste-processing services not only to communities in our traditional Northeast areas but also to municipalities in several other regions in the U.S. In particular, we can now offer viable alternative solutions to national waste management firms that have hauling and landfilling operations as their core business and seek reliable alliances for their recycling needs. We expect the acquisition to be accretive to earnings by the fourth quarter of 1998."

        KTI Chairman Ross Pirasteh said, "We are delighted that as part of this transaction, Paul Garrett joins our management team as vice chairman and a member of the Executive Committee along with Marty and me while continuing in his role as CEO of FCR. Paul is a dynamic executive with an outstanding record of accomplishments. It has been an announced goal of ours for some time to find ways to strengthen the top tier of our management structure. The addition of Paul and his senior executives to our team is an important step forward in meeting that need. We expect to unite KTI's existing business units which operate in FCR's industries under Paul's leadership. We are also extremely pleased that Key Bank is continuing to play a significant supporting role in our growth strategy."

        Garrett said, "The combination of KTI and FCR creates a strong and important new force in America's recycling industry and provides us with new resources to continue our growth through acquisition as well as through constant internal improvement. I am delighted to be joining forces with the KTI team as we work to build additional shareholder value."

                                     * * *

        KTI is a fully integrated waste management company whose core reputation was established in the waste-to-energy sector. In addition to the new FCR operations, KTI owns and operates two waste-to-energy facilities in
Maine: a biomass-to-energy plant in Florida, and wood processing operations in Maine and Georgia. Collectively, these businesses handle in excess of 1,000,000 tons of material annually.

        KTI also owns and operates major recycling facilities in Boston, Newark and Chicago, holds a majority interest in America's only commercially operational municipal waste ash recycling facility in Nashville, Tenn. and owns a full-service environmental company based in Newington, N.H., a Maryland company specializing in marketing post-industrial recycled plastics, a paper and metals recycling company in Biddeford, Maine and a world wide secondary fiber marketing company based in Portland, Ore.

        For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N. Hawkins, Jr. or Julie Marshall at Hawk Associates, Inc.
(305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com.

        This release contains various forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represents the company's expectations or beliefs concerning future events of the company's financial performance. These forward looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Results actually achieved may differ materially from expected results included in these statements.